Exhibit 99.1

Rogers Communications Announces Voting Results

from Annual General Meeting of Shareholders

TORONTO, April 22, 2026 – Rogers Communications Inc. (TSX: RCI.A and RCI.B) (NYSE: RCI) (the “Company”), in accordance with Toronto Stock Exchange requirements, announced the voting results from its Annual General Meeting of Shareholders held earlier today.

Shareholders voted for all items of business put forth at today’s meeting, those being the election of the director nominees and the appointment of KPMG LLP as the Company’s auditors. A total of 108,537,470 Class A Voting shares, representing approximately 97.65% of the Company’s issued and outstanding Class A Voting shares, were voted in connection with the election of directors.

Director Nominee	Result	% of Shares Voted For	% of Shares Voted Withhold

Michael J. Cooper	Elected	99.982%	0.018%

Trevor English	Elected	99.993%	0.007%

Ivan Fecan	Elected	99.991%	0.009%

Robert J. Gemmell	Elected	99.992%	0.008%

Jan L. Innes	Elected	99.993%	0.007%

Diane A. Kazarian	Elected	99.997%	0.003%

Dr. Mohamed Lachemi	Elected	99.991%	0.009%

David A. Robinson	Elected	99.993%	0.007%

Edward S. Rogers	Elected	99.984%	0.016%

Lisa A. Rogers	Elected	99.994%	0.006%

Bradley S. Shaw	Elected	99.992%	0.008%

Wayne Sparrow	Elected	99.993%	0.007%

Tony Staffieri	Elected	99.991%	0.009%

John H. Tory	Elected	99.992%	0.008%

A total of 108,567,017 Class A Voting shares, representing approximately 97.68% of the Company’s issued and outstanding Class A Voting shares, were voted in connection with the appointment of auditors.

Auditors	Result	% of Shares Voted For	% of Shares Voted Withhold

KPMG LLP	Appointed	99.998%	0.002%

For director biographies, please visit https://about.rogers.com/our-story/board-of-directors/.

About Rogers Communications Inc:

Rogers is Canada’s communications, sports and entertainment company and its shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For more information, please visit rogers.com or about.rogers.com/investor-relations.

For further information:

Investor Relations

1-844-801-4792

investor.relations@rci.rogers.com